

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Osman Ahmed
Chief Executive Officer
Founder SPAC
11752 Lake Potomac Drive
Potomac, MD, 20854

> **Re: Founder SPAC**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 10, 2022**
> **File No. 333-262465**

Dear Mr. Ahmed:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed..., page 137

1. We note in your response to prior comment 2 that the holders of the Rubicon Class B Units will appoint the majority of the board members of New Rubicon. Please disclose that the holders of Rubicon Class B Units ("NCI") will have the right to cause Rubicon to redeem these units, together with an equal number of Domestication Class V Common Stock, in exchange for an equal number of shares of Domestication Class A Common Stock or cash. If true, also disclose that under all scenarios, i.e. whether or not it is within New Rubicon's control, a cash redemption is contractually limited to the net cash proceeds received from a new permanent equity offering or advise us.

<u>Management's Discussion and Analysis</u>
<u>Components of Results of Operations, page 179</u>

2.   We note your response to prior comment 4. Based upon your discussion of pro forma adjustments (i) and (ff), it appears that you also expect to recognize $35 million in management incentive compensation upon closing of the merger. Please revise your MD&A to also address the expected impact of this incentive compensation on your results of operations in future periods.

<u>General</u>

3.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

     You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Technology

cc: James R. Brown